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                                  [LETTERHEAD]

                                  EXHIBIT 21.1


FOR IMMEDIATE RELEASE                                CONTACT: JAMES C. KING
BHA-9602                                                      SR. VICE PRESIDENT
DECEMBER 14, 1995                                             (816) 356-8400
8:00 A.M. CST                                                 EXT. 279


                                 BHA GROUP, INC.
                         ADOPTS STOCKHOLDER RIGHTS PLAN


                  BHA Group, Inc. (NASDAQ-BHAG) announced today that its Board of Directors adopted a Stockholder Rights Plan in which Common Stock purchase rights will be distributed as a dividend at the rate of one right for each share of common stock held as of the close of business on December 26, 1995.

                  The Rights are designed to guard against partial tender offers and other abusive tactics that might be used in an attempt to gain control of the Company without paying all stockholders a fair price for their shares. The Rights Plan will not prevent takeovers, but is designed to deter coercive takeover tactics and to encourage anyone attempting to acquire the Company to first negotiate with the Board.

                  Each Right will entitle stockholders to buy one tenth of a share of Common Stock of the Company at an exercise price of $7.00. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company's outstanding Common Stock or commences a tender or exchange offer upon consummation of which a person or group would beneficially own 20% or more of the Company's outstanding Common Stock.

                  If any person becomes the beneficial owner of 20% or more of the Company's outstanding Common Stock, or if a holder of 20% or more of the Company's Common Stock engaged in certain self-dealing transactions or a merger transaction in which the Company is the surviving corporation and its Common Stock remains outstanding, then each Right not owned by such person or certain related parties will entitle its holder to purchase for an adjusted purchase price equal to ten times the right's then-current exercise price, shares of the units of the Company's common stock (or, in certain circumstances, preferred stock, cash, property or other securities of the Company) having a market value equal to twice such adjusted purchase price. In addition, if BHA Group, Inc. is involved in a merger or other business combination transactions with another person after which its Common Stock does not remain outstanding, or sells 50% or more of its assets or earning power to another person, each right will entitle its holder to purchase for the adjusted purchase price, shares of common stock of such other person having a market value equal to twice the adjusted purchase price.

                  BHA Group, Inc. will generally be entitled to redeem the Rights at $.01 per right at any time until the 10th business day following public announcement that a person or group has acquired 20% or more of the Company's Common Stock.

                  BHA Group, Inc. manufactures and markets replacement parts and provides maintenance and rebuilding services for industrial air pollution control equipment on a worldwide basis.

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8800 East  63rd Street Kansas City, MO 64133 +(816) 356-8400 FAX +(816) 353-1873
Sales +800-821 2222
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